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Exhibit 21

SUBSIDIARIES OF VISTA GOLD CORP.

Name of Subsidiary	Jurisdiction of Organization
Vista Gold Holdings Inc.(1)	Nevada
Vista Gold U.S. Inc.(2)	Delaware
Vista Nevada Corp.(2)	Nevada
Idaho Gold Resources LLC(2)	Idaho
Hycroft Resources & Development, Inc.(2)	Nevada
Hycroft Lewis Mine, Inc.(3)	Nevada
Granges Inc.(1)	British Columbia, Canada
Minera Paredones Amarillos S.A. de C.V.(1)	Mexico
Vista Gold (Antigua) Corp.(1)	Antigua
Compania Inversora Vista S.A.(4)	Bolivia
Minera Nueva Vista S.A.(5)	Bolivia
Compania Exploradora Vistex S.A.(5)	Bolivia
(1)
100% owned by Vista Gold Corp.

(2)
100% owned by Vista Gold Holdings Inc.

(3)
100% owned by Hycroft Resources & Development, Inc.

(4)
100% owned by Vista Gold (Antigua) Corp.

(5)
100% owned by Compania Inversora Vista S.A.

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SUBSIDIARIES OF VISTA GOLD CORP.